Mail Stop 4561

November 9, 2007

James H. Long
Chief Executive Officer
INX Inc.
6401 Southwest Freeway
Houston, TX 77074

> **Re:** **INX Inc.**
> **Registration Statement on Form S-3**
> **Filed October 11, 2007**
> **File No. 333-146632**
>
> **Registration Statement on Form S-3**
> **Filed October 15, 2007**
> **File No. 333-146710**
>
> **Current Report on Form 8-K**
> **Filed April 2, 2007**
> **File No. 001-31949**

Dear Mr. Long:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The basis for your eligibility to file these transactions on Form S-3 is not clear. With respect to satisfaction of General Instruction I.A.3. of Form S-3, please refer to your Item 5.02 Form 8-K filed on April 2, 2007. Please identify the specific subparagraph of Item 5.02 that pertains to the filing and provide us with a detailed legal analysis as to why you concluded that you were not required to provide appropriate disclosure pursuant to Item 1.01 of Form 8-K. Refer to Question 6 of the Division's Form 8-K Frequently Asked Questions (Nov. 23, 2004). Also advise us how you determined that you meet the float requirements of General Instruction I.B.1.

2. With respect to File No. 333-146632, please clarify the nature of the offering that you are seeking register on behalf of the selling shareholders. The prospectus cover page and the disclosure under the "This Offering" subsection of the summary should clearly identify the nature of the secondary offering. In addition, the disclosure provided pursuant to Item 507 of Regulation S-K should provide a materially complete description of how the selling shareholders acquired the shares that you are seeking to register for resale on their behalf.

Selling Security Holders, page 11

3. It appears that Paulson Investment Company, Inc. is a registered broker-dealer. Please identify in the table all selling shareholders that are broker-dealers or affiliates of broker-dealers. If any selling shareholders are registered broker-dealers, they should be specifically named as underwriters in the prospectus, unless they acquired their shares as transaction-based compensation for the performance of investment banking or similar services. With respect to any affiliates of registered broker dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business.

    As appropriate, please amend your filings in response to these comments. Your responsive amendments should also include marked copies of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider written requests for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on such request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

James H. Long
INX Inc.
November 9, 2007
Page 4

       Please contact Katherine Wray at (202) 551-3483 or Jay Ingram at (202) 551-3397 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

       Sincerely,

       Mark P. Shuman
       Branch Chief – Legal

cc: <u>Via Facsimile (212) 878-8759</u>
       Christopher M. Locke, Esq.
       Epstein Becker & Green, P.C.
       Telephone: (212) 351-4605